Exhibit No. 99.1

For immediate release

FAIRMONT HOTELS & RESORTS INC. TO RELEASE
FIRST QUARTER EARNINGS

TORONTO, March 29, 2004 — Fairmont Hotels & Resorts Inc. (“FHR”) (TSX/NYSE: FHR) will release its first quarter earnings on April 27, 2004 to be followed by a conference call that day at 1:30 p.m. Eastern Time. Participating on the call will be FHR’s Chief Executive Officer, William R. Fatt, along with Chris J. Cahill, President and Chief Operating Officer, and M. Jerry Patava, Executive Vice President and Chief Financial Officer. FHR’s annual and special meeting of shareholders will also be held on April 27, 2004 at 10:00 a.m. Eastern Time at The Fairmont Royal York in Toronto.

FHR will report its first quarter results using Canadian generally accepted accounting principles (“GAAP”) and will reassess its position with respect to U.S. GAAP on a quarterly basis.

Investors are invited to access the call by dialing 416-405-9328 or 1-800-387-6216. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available beginning at 4:30 p.m. on April 27, 2004 through to May 4, 2004. To access the recording please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 3030016.

A live audio webcast of this conference call will be available via FHR’s investor website (www.fairmont.com/investor). An archived recording of the webcast will remain available on the website until the next quarterly earnings conference call.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 83 luxury and first-class properties with more than 33,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont Hotels & Resorts (“Fairmont”), North America’s largest luxury hotel management company, as measured by rooms under management. Fairmont manages 44 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac and The Fairmont Scottsdale Princess. FHR also holds a 100% interest in Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises a portfolio of 39 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 23 properties, two large undeveloped land blocks and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Contact:	Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com